April 7, 2006

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kari Jin
Kathleen Collins

Re:	Kronos Incorporated
Form 10-K for Fiscal Year Ended September 30, 2005
Filed December 9, 2005
Form 10-Q for the Quarterly Period Ended December 31, 2005
Filed February 9, 2006
Form 8-K filed January 30, 2006
File numbered 0-20109

Ladies and Gentlemen:

In a letter provided to Kronos Incorporated (“Kronos”) by the staff of the Commission dated April 5, 2006, Kronos was requested to provide responses to various comments related to the above filings within 10 business days. On behalf of Kronos, I ask that you consider allowing Kronos to extend this response period to May 5, 2006, or approximately 30 calendar days. Kronos’ second fiscal quarter ended April 1, 2006. Our resources are currently focused on completing the financial close and related financial analysis for the quarter. Many of these resources will also be used to assist in preparing Kronos’ response to the staff comments. Therefore, in order to ensure that Kronos has adequate time and resources to consider the staff comments and to prepare a response, we respectively request the above mentioned extension.

We appreciate your consideration of this request. Please feel free to contact the undersigned at (978) 947-4770 if you would like to discuss this request.

Sincerely,

KRONOS INCORPORATED

/s/ Mark V. Julien

Mark V. Julien

Vice President, Finance